Livit Real Estate Management

Rental lease for commercial premises	Start of rental: Reference Number:	8012.01.0801.03 01.08.2026

1 Landlord / Owner	CHE-116.286.759 VAT

Swiss Life AG

General Guisan-Quai 40

8002 Zürich

2      Represented by

Livit AG

Real Estate Management

Rue de Lausanne 20 bis

1201 Geneva

3      Tenant

locat. 1 VAT 100575013: CHE-462.993.838 VAT	locat. 2	100575014	VAT: CHE-101.022.134 VAT

SEALSQ Corp, Torola (BVI)	WISeKey SA
Meyrin branch	Avenue Louis-Casaï 58
Avenue Louis-Casaï 58	1216 Cointrin
1216 Cointrin

The tenants act jointly and severally with each other.

4      Building

Esplanade de Pont-Rouge 4-6, 1212 Grand-Lancy

5      Table of Contents

1	Landlord / Owner			1
2	Represented by			1
3	Tenant			1
4	Building			1
5	Table of Contents			2
6	Rental Start/Rental Duration			3
7	Termination			3
	7.1	Tenant's right of early termination		3
8	Rental Properties / Rent / Destination / Utilities			4
	8.1	Rental property / Rent		4
	8.2	Calculation of Business Interest		5
	8.3	Measurements of leased areas and differences in surface area		5
	8.4	Rent Basics		5
	8.5	Common Areas and Areas		5
	8.6	Assignment of premises and use / Obligations / Ancillary premises		5
	8.7	Charges - ancillary costs		6
	8.8	Expense Accounting		7
	8.9	Services, Charges, Taxes and Charges for Business Activities		7
	8.10	Payment transaction fees		7
9	Rent adjustment			8
10	Value Added Tax (VAT)			8
11	Option			9
12	Security			9
13	State of Play			9
14	Keys			10
15	Developments / Demolitions / Legal hypothecs of craftsmen and contractors			10
	15.1	Developments carried out by the lessor		10
		15.1.1.	Improvements made by the landlord / Basic developments	10
	15.2	Fittings made by the tenant		10
		15.2.1.	Fittings made by the tenant - Concept	10
		15.2.2.	Fittings carried out by the tenant - Obligation to apply for a permit	10
		15.2.3.	Carrying out development work by the tenant and taking into account the interests of the tenant	11
	15.3	Demolitions		11
	15.4	Legal hypothec of craftsmen and contractors		11
	15.5	Periodic Inspection of Electrical Installations and Safety Reporting (ITTO)		12
16	Maintenance obligation			12
	16.1	Landlord's maintenance obligation		12
	16.2	Tenant's maintenance obligation		12
	16.3	Supplementary agreement		12
17	Use of rental items/ Shelters/ Receipt and delivery of goods/ Waste			13
	17.1	Use of rental properties		13
	17.2	Cleaning during the term of the lease		13
	17.3	Shelters		13
	17.4	Receiving and Shipping Goods		13
	17.5	Waste		14
	17.6	Emergency Stairs		14
18	Sign / Advertising / Illuminated Inscription			14
19	18 Subletting			14
20	Transfer			14
21	Right of access, access			14
22	Insurance / Risk			15
	22.1	Amount of Liability Insurance Coverage		15
23	Return of premises and damage report			15
24	Permissions			15
25	Documents digitized by Livit			16
26	Durability			16
27	Data protection			17
28	Special agreements			18
29	Prorogation of jurisdiction			18
30	Place of residence			18
31	Plans			18
32	Appendices			18
33	Date / Signatures			19

6      Rental Start/Rental Duration

The rental starts on:	01.08.2026

7      Termination

In accordance with the provisions of Article 255, paragraph 2 of the CO, the lease is concluded for a single, fixed and fixed term due on 31.07.2036. As the contract ends at the end of the agreed term, neither party shall notify the Termination.

Any right of option granted to the lessee remains reversed.

7.1       Tenant's right of early termination

By way of derogation from the "Termination" article, the parties agree on a unilateral right of termination by the tenant:

Next possible termination by the tenant:	31.07.2031
Notice of Termination:	12 months

The tenant is granted a one-off early termination right on 31.07.2031, i.e. before the next term of the lease. If the tenant wishes to use it, he must send the landlord his termination by registered mail with 12 months' notice.

It is also agreed between the parties that if the tenant uses the early termination option, he will have to pay to the landlord a lump sum indemnity. The latter will amount to CHF 386,250.00 including VAT.

The tenant undertakes to pay it within 30 days of their written termination.

8      Rental Properties / Rent / Destination / Utilities

8.1       Rental property / Rent

Object / No.	Floor	No. Reference	approx. m2	Annual rent / CHF	Monthly rent / CHF

Office area	8th floor	8012.01.0801.03	1'545,00	772'500,00	64'375,00
Secondary repository 2312	3rd basement	8012.01.2312.04	48,00	7'200,00	600,00
Parking space No. 150	2nd basement	8012.02.2207.03	0,00	3'000,00	250,00
Parking space No. 191	2nd basement	8012.02.2248.03	0,00	3'000,00	250,00
Parking space No. 192	2nd basement	8012.02.2249.03	0,00	3'000,00	250,00
Parking space No. 193	2nd basement	8012.02.2250.03	0,00	3'000,00	250,00
Parking space No. 194	2nd basement	8012.02.2251.03	0,00	3'000,00	250,00
Parking space No. 368	2nd basement	8012.02.2254.03	0,00	3'000,00	250,00
Parking space nº369	2nd basement	8012.02.2255.03	0,00	3'000,00	250,00
Parking space nº370	2nd basement	8012.02.2256.03	0,00	3'000,00	250,00
Parking space nº371	2nd basement	8012.02.2257.03	0,00	3'000,00	250,00
Parking space nº371A	2nd basement	8012.02.2364.03	0,00	3'000,00	250,00
Parking space No. 403	3rd basement	8012.03.2302.02	0,00	3'000,00	250,00
Parking space No. 404	3rd basement	8012.03.2303.01	0.00	3'000,00	250,00

Total net rent				815'700,00	67'975,00

Hot water and heating deposit				61'800,00	5'150,00
Advance payment for ancillary costs				61'800,00	5'150,00

VAT 8.1%				76'083,30	6'340,30
Total gross rent incl. VAT				1'015'383,30	84'615,30

The tenant is also entitled to 6 motorcycle parking spaces free of charge and at the landlord’s discretion.

The rent is payable on the 1st day of the month (due date). In case of delay, a penalty rate of 5% will be applied to calculate late payment interest.

The landlord may invoice the tenant for all expenses incurred by late payments.

The lease contract is equivalent to an acknowledgement of debt within the meaning of art. 82 of Federal Law on Debt Collection and Bankruptcy.

Any change in the VAT rate allows the landlord to adjust the rent accordingly for the term the entry into force of the new rate.

The areas mentioned are indicative values and may differ from the actual areas. Any eventuality difference has no impact on the applicable rent and the keys for the distribution of charges.

8.2       Calculation of Business Interest

For the calculation of the monthly rent, the calculation of commercial interest is applied, according to which each month has in principle 30 days.

If the parties agree on an early return of the rented property or a start of the rent mid-month outside the agreed term, the rent due for the month concerned (including February) shall amount to one half of the monthly rent.

8.3       Measurements of leased areas and differences in surface area

The areas indicated in this contractual document are only approximate and do not commit the parties to the ties. If the exact surface areas of the rental property constitute an essential contractual basis for the tenant, the tenant is required to carry out its own measurements before signing the lease and to inform the landlord of any deviations. If the tenant does not do so, he is expressing that any deviations from the exact surface areas of the leased object or parts thereof are not of substantial importance to him and that he waives the right to demand a adjustment of the rent (both at the time of conclusion of the lease and in the future).

8.4       Rent Basics

Mortgage interest rate:		to
Swiss Consumer Price Index:	Base year 2020	to	31.07.2026	Unknown to date points
Cost increase taken into account:		until

The landlord may adjust the rent in accordance with the legal provisions, in particular in the case of additional services within the meaning of Art. 269a litt b CO and art. 14 of the Ordinance on rental leases and farm leases for residential and commercial premises.

8.5       Common Areas and Areas

This lease does not confer any right of use over the surfaces and common areas of the building.

8.6       Assignment of premises and use / Obligations / Ancillary premises

The purpose of the lease leased to the tenant is exclusively intended for the use of office space.

The tenant undertakes not to use the rented object for any use other than that which is contractually provided for (office surface). Each modification requires the written consent of the landlord, which must be requested in advance.

The tenant confirms that he has visited the rental property before signing the lease and/or that he has checked by other means that it is fully and unconditionally fit for purpose.

The following spaces made available at the landlord’s discretion, are intended for exclusive and free use, and may be reclaimed by the landlord at any time without prior notice or compensation:

6 parking spaces for motorcycles.

The following areas/facilities may be used jointly: None

8.7       Charges - ancillary costs

The costs of heating and hot water preparation are considered and calculated in accordance with the provisions of the Federal Code of Obligations (CO, Articles 257a and b) and the Ordinance on Rental and Farm Leases of dwellings and commercial premises (ORFL, articles 4 et seq.).

Some ancillary and operating costs are not covered by the net rent. Thus, the parties agree that The related advance payment must bear the following expenses and charges:

HVAC fees, including:

•	Contract premiums and operating and maintenance costs of HVAC Facilities, including net preventive cleaning of pipes, ducts, extraction devices, impulse devices and consumables (e.g. filters, specific products).
•	Costs of production, storage and distribution of cooling energy to an external service provider and as prescribed by the Regulation implementing the Energy Act (REn).

Water and sewage charges, including:

•	Water consumption for internal and external common areas and facilities
•	Water Softener Maintenance & Salt Supply
•	Fire water system maintenance and consumption
•	Maintenance and flushing costs for pipes and manholes
•	Maintenance of water collectors and lifting pumps for clear and waste-water
•	Hydraulic maintenance costs and electrical energy of the sprinkler network, valves, valves, pumps, sensors

Cleaning costs, including:

•	Cleaning and maintenance of internal and external common areas and facilities, gardens and terraces
•	Cleaning and maintenance of access roads
•	Cleaning of interior/exterior glazing Cleaning of blinds and facades Cleaning of pits and pumps
•	Snow evacuation and ice from exteriors
•	Cleaning and maintenance of the unloading dock and delivery ramps

Janitorial fees, including:

•	Installation, maintenance and operating costs for the reception of visitors to the building
•	Personnel costs and operating resources
•	Operating and service costs for watering
•	Maintenance costs for internal and external locking systems
•	Costs of surveillance and internal and external security of the building

Maintenance and operating costs of the building's internal and external signage

•	Collection, compression, treatment and disposal of garbage and all types of waste
•	Depreciation of janitorial machines used jointly

Common facilities and equipment, including:

•	Lighting of internal and external common areas and facilities, stairs, emergency exits, car parks
•	Emergency lighting
•	Electricity costs for technical and safety equipment for use in the building's common areas
•	Facility Maintenance, Fire Detection, Sprinkler Extinguishing, Access Control, Video Surveillance, Installations internal telephone systems, monitoring and transmission of alarms, centralised technical management, evacuation equipment, CO detection, parking lot and any firefighting equipment
•	Electricity costs and maintenance costs for automatic doors (pedestrians, parking, firebreaks)
•	Electricity costs and maintenance costs of illuminated signs on roofs and/or facades and signage Visitor Orientation

Transportation facilities including:

•	Operating and maintenance costs for lifts and goods lifts
•	Operating and maintenance costs of roof platforms
•	Maintenance costs for the parking management and access equipment
•	Maintenance costs and disposal of grease traps from the car park
•	Operating costs of delivery areas and parking spaces for customers and staff

Taxes and administrative fees, including:

•	Garbage disposal fees
•	Tax for water pipes, sewage treatment and disposal
•	Radio and television licence fee
•	Fees for the reading of consumption
•	Fees for the calculation of heating, operating and ancillary costs (4% of the amount of the account excluding VAT)

Annual deadline for the closing of the statement of ancillary expenses: 31.12.

8.8       Expense Accounting

The charges are subject to an annual statement. The statement of expenses is considered approved in the the extent that, within 30 days of receipt, the tenant does not file a formal claim in writing with the lessor. The tenant has the right, within 30 days of receipt of the statement, by appointment, to consult the documents at the landlord's office, or even his representative, during the usual office hours. Supplements must be paid within 30 days of receipt of the statement by the tenant. Refunds must be carried out within the same period by the landlord.

During the heating period, i.e. during the cold season, the heating should never be turned off entirely. The tenant must at least always temper the premises in order to avoid any risk of frost which he would then have to bear all the consequences.

If the tenant leaves the building during the financial year, he cannot claim to have an interim statement drawn up diary.

When the heating or hot water comes from an installation outside the building that is not included in the the cost price of the building, the landlord can invoice the tenant for the actual costs. The tenant takes note and agrees that the landlord shall charge the landlord for all the costs invoiced to him by the external installation. These costs include depreciation and interest on capital contributions as well as costs for the operation, maintenance, cleaning, repairs and renewal of the installation This also includes the consideration for actual consumption in accordance with the values displayed by the energy meter. In addition, the said costs include a contribution to the use of the land and local. Finally, the above-mentioned costs also include the costs of administrative controls, for the consumption as well as for billing.

8.9       Services, Charges, Taxes and Charges for Business Activities

The supply of electricity and/or gas, as well as all other taxes and fees incurred by the tenant's operation, as well as the electricity consumption of any illuminated signs or any other advertising process are re-invoiced to the tenant, if they are collected from the lessor. The tenant undertakes to follow the instructions of the suppliers. Otherwise, he is liable for any damage caused by his fault.

Public fees, taxes, cable network finances, etc. resulting from the use and exploitation of the are not included in the net rent. Therefore, they are the responsibility of the tenant even if they are have been collected from the landlord or his representative, who will then claim them from him as a refund.

8.10     Payment transaction fees

If the tenant chooses a payment method that incurs a fee for the landlord (e.g. in cash at the counter of the position), these will be periodically invoiced to the tenant.

9      Rent adjustment

The entire rent can be indexed 100.00%.

Without termination of the lease and with 1 month's notice given by registered mail with the official form, the rent may be adjusted in proportion to the change in the Swiss Consumer Price Index (ISPC), the first time on 01.08.2027. The adjustment of the rent is calculated according to the following formula:

Current index - old index	X 100.00 = percentage adjustment of the rent
Old index

The change may be reported only once a year, taking as a basis the index used for the last notification.

If the landlord undertakes renovation or alteration work or if he provides additional services within the meaning of Section 269a (b) of the CO, the rent may be increased in such a way as to cover the costs fairly interest, depreciation and maintenance of the work carried out. It is specified that the adjustment of the rent may be come simultaneously with indexation, with 30 days' notice. However, the two operations are not and increases can therefore be notified in the same year by 30 days' notice, independently from each other and on different terms.

If the landlord has to pay new costs related to the operation of the property, for example following the introduction of the property new public taxes, he is authorized to pass them on to the tenant in the form of additional ancillary costs in the sense of a unilateral modification of the lease. Any other unilateral modification of the lease may be notified with 30 days' notice by the 1st of the following month in the form prescribed by law.

If necessary, it is also possible to adapt the instalments and/or lump sums to the charges during the term of the contract with 1 month's notice for the first day of the following month.

10    Value Added Tax (VAT)

The landlord subject to VAT has made use of the possibility of opting for the rental property by indicating the VAT on the rent and any incidental costs. VAT is deducted in accordance with the law. The tenant confirmed by the signing of the lease is not intended exclusively for private use.

VAT is levied at the rate in force on the rent and any ancillary costs set out in the lease. In the event of modification of the official VAT rate, the landlord is authorised to notify the tenant of the related rent adjustment for the effective date of the new rate.

If the VAT liability should end during the term of the lease for reasons that the tenant must (e.g. on the grounds of exclusively private use), the landlord is entitled to re-invoice the tenant for any tax for own use generated by the change of use.

The tenant also undertakes to pay any tax for own use, as well as any additional costs. If the lease is terminated prematurely for reasons that the tenant must justify, resulting in the cessation of VAT liability. The responsibility to assume these costs does not apply if the rental subject to VAT may continue under the same conditions with a new tenant. The tenant stays until the date of re-letting or until the expiry date of the lease. The landlord undertakes to inform the tenant as soon as possible.

The tax for own use is due from the date on which the VAT liability ends prematurely, taking into account the tax for own use due on the expiry date of the lease.

The own-use tax due to the lessor can be paid in the form of a lump sum or in the form of a Rent adjustment, as long as the rental relationship continues. An adjustment of the rent is notified with a Notification period of one month for the 1st of a month, taking into account interest and amortization usually practiced in the industry.

The tenant undertakes to provide the landlord, at the first request, immediately and free of charge, with the documents and information necessary to maintain VAT liability

11    Option

A renewal option is granted to the tenant in order to extend the rental contract under the same conditions from 01.08.2036 to 31.07.2041. If he wishes to use it, he must inform the landlord by registered letter to no later than 31.07.2035 and no earlier than 12 (twelve) months before this date

If the option is not exercised or if it is not exercised according to the above-mentioned rules, the rental contract ends without prior termination.

If the option is exercised, the lease contract ends at the end of the term of the option without prior termination necessary.

All option rights granted to the tenant belong only to the tenant himself. If rights and obligations are transferred to a third party within the meaning of Art. 263 CO or by means of a transfer of assets within the meaning of Art. 69 of the Federal Act on Mergers, Demergers, Transformations and Transfers of Assets, before or on the date of the commencement of the extension period or with effect from a later date, or more than 20% of the main leased area is sublet, all option rights are extinguished, even if they have already been were exercised at the relevant time, with the result that the lease ends on the earliest possible date (lease for a fixed term), or that it can be terminated (open-ended lease).

The granting of rights to a legal entity controlled by the lessee, or to a legal entity in which the tenant holds an interest in any way, is also considered a sublease or a transfer within the meaning of the above-mentioned provision.

12    Security

Warranty CHF 504'448,65

In accordance with the provisions of art. 257e CO, the tenant must provide this guarantee with an establishment Swiss banking in the canton in which the building is located. It must be established in the form of an account Savings blocked investment. The latter must be provided within thirty days of signing the contract, but at the latest when the tenant enters the premises. Otherwise, the handover of the keys is postponed until the certificate of account opening, and if applicable proof of payment, be given to the lessor.

It guarantees the performance of the obligations of the tenant towards the lessor arising from this lease, or from the possession, beyond the lease, the leased property.

The tenant may not set off against the guarantee he has provided for any debts owed to the lessor, due during the lease or on his departure.

The withdrawal of all or part of the sums or securities deposited as security may only be made under the double signature of the landlord and the tenant or by virtue of a court decision.

In the absence of legal action brought within one year from the date on which the tenant released the premises subject to the guarantee, it is automatically released and the tenant or his agent is authorised to regain possession of the funds.

13    State of Play

The premises shall be leased to the lessee in the condition suitable for the intended use and delivered in accordance with the conditions laid down in the article "Developments carried out by the lessor". If the effective date of the lease falls on a Saturday, a Sunday or a day of rest, or even an official holiday, the handing over of the premises to the tenant will be postponed until the first next business day.

It is the tenant's responsibility to notify the landlord in writing, within 14 days of moving into the the presence of any defects. After this period, the premises will be considered to be in the agreed state between the parties.

In the event of complications or disruptions associated with possible renovation or finishing work, undertaken after the lease comes into force, the tenant waives a reduction in rent or damages, and interests.

The tenant thus declares that he is taking the premises in their state agreed with the landlord and undertakes to bear the entire amount of the costs which would result from the work which he undertook. If necessary, they will have to be the subject of an authorisation written agreement of the lessor and, unless otherwise agreed, shall not give rise to any compensation.

14    Keys

Subject to other arrangements, the tenant receives a set number of keys upon arrival and against receipt. Additional keys may only be produced with the written consent of the lessor. In the event of loss of keys, it is advisable in all cases, to immediately notify the landlord who, depending on the circumstances and the construction of the building, (common areas), may proceed with the replacement of locks and cylinders, in particular the common areas if there is a pass. All related costs will be claimed as reimbursement from the tenant. At the end of the contractual relationship all keys, including those that have been ordered in addition to the contract, must be returned without compensation.

15    Developments / Demolitions / Legal hypothecs of craftsmen and contractors

15.1     Developments carried out by the lessor

The parties agree that the initial rent represents the appropriate consideration for the rental of the premises according to the statement set out in the appendix "Basic developments" (see also "Developments carried out by the landlord / basic developments".

All additional facilities, facilities and equipment that are not part of the basic accommodations constitute the tenant's accommodations, even if, at the time of the start of the tenancy, they are already present (see the article below "Fittings made by the tenant").

15.1.1.             Improvements made by the landlord / Basic developments

On the landlord's side, the rental property is transferred with so-called "Basic Fittings", i.e. including the Subsequent Accommodations

See technical description in the appendix

15.2     Fittings made by the tenant

15.2.1.             Fittings made by the tenant - Concept

All the work of assembly, dismantling, installation, equipment, layout etc. not part of the "basic fittings” according to the figure "Improvements made by the landlord / Basic fittings", are what are called "tenant fit-outs". This also includes montages, dismantling, installations, equipment and fittings already existing at the time of the tenant's arrival, whether they have been carried out by the previous tenant or by the landlord himself.

15.2.2.             Fittings carried out by the tenant - Obligation to apply for a permit

Fittings by the tenant (including the installation or modification of blinds, etc.) are obligatorily subject to the written authorisation of the lessor. The application for authorisation submitted to the landlord must be accompanied by the supporting documents, such as plans, projects, and specifications. In particular, the tenant is not allowed to carry out modifications or additional connections to electrical or sanitary installations without the consent of the landlord.

It is up to the tenant to apply for any official authorisations, such as the building permit for the execution of the development work. The related taxes are the responsibility of the tenant. If the authorization of building depends on the compliance of the project with the legal provisions or regulations issued by the authorities requiring additional work or other measures, e.g. for regulatory reasons fire service, technical safety, ecological or other measures (additional emergency exits Sprinkler systems, fire detection systems, use of environmentally friendly plants or materials, disposal of installations or materials that may be harmful to health, such as asbestos, etc.), all costs are exclusively at the expense of the tenant. At the end of the lease, the landlord does not owe the tenant any compensation, even if it is not possible to reverse the measures taken.

15.2.3.             Carrying out development work by the tenant and taking into account the interests of the tenant third parties

The tenant undertakes to have all the development work carried out in accordance with the rules of the construction industry and to ensure that they are carried out in a professional manner. It is particularly committed to ensuring that all legal and official requirements (e.g. in relation to safety, fire protection, noise emissions, environmental protection, etc.), industry-specific standards and guidelines (Swiss Society of Engineers and Architects (SEA), German Institute for Standardization (GIS), and Construction Site Safety (CSS), etc.), as well as the regulations generally recognized by the construction trades are respected. The renter ensures that maximum overloads, payloads and suspended loads are not outdated. If necessary (particularly in the case of concentrated charges), the tenant is required to carry out the at his own expense to a verification by a professional. The tenant is responsible for any damage caused to persons or things that may arise from the failure to comply with these obligations. The tenant also undertakes to take out the usual construction insurance and bear the cost thereof.

In carrying out the work, the interests of other tenants or utilities must also be taken into account. building builders. The tenant is also responsible for any compensation claims from other tenants or third parties (rent reductions, compensation) if they are justified by reference to the legal provisions, even if the work is carried out with the necessary care and consideration. It also undertakes to participate in any lawsuit brought against the landlord and, at the latter's request, to take into account charges the dispute at its own risk and expense

15.3     Demolitions

At the end of the lease, the rental property must be returned in its original state, if the lessor does not renounce the right to Professional dismantling of all or part of the fittings carried out by the tenant. If the lessor requires the installation of the fittings carried out by the tenant, the latter is obliged to have this work carried out in such a way as to for the end of the handover of the premises (figure "Return of the premises and damage report"). If the lessor waives its right to demand that the premises be returned to it in whole or in part in their original state, The tenant is obliged to leave the fittings made by him in the premises. The tenant must waive the right to any compensation, even if these developments could represent an added value.

If the restoration of the premises to their original condition or the demolition work required for the expiry date of the lease on the basis of legal requirements or provisions of public law (e.g. fire or other protection measures security measures) which came into force after the conclusion of the lease, generate additional measures for the tenant that go beyond the simple professional demolition of the fittings, the tenant undertakes to carry out carry out this additional work at its own expense.

If the tenant does not comply with the obligation to return the object on time and in the contractually agreed condition, The landlord is not obliged to grant him an additional period. He may, without judicial authorization, take the measures necessary to have the work carried out at the tenant's expense. Requests then remain reserved compensation, in particular the payment of rent until the date of restoration of the state contractually agreed upon or up to the date of reletting of the premises, or for damage suffered as a result of the delay in the implementation of other provisions provided for by the landlord. The tenant is also responsible for any damage suffered by a new tenant due to the delay in the provision of the premises or if the tenant makes use of a right of renunciation of the lease contract.

15.4     Legal hypothec of craftsmen and contractors

Before the desired work is carried out, the landlord may require the provision of a bank guarantee or even a joint and several guarantee equivalent to the total amount of the planned investment, in order to ensure that the financial capacity of the tenant.

The tenant undertakes to settle all debts arising from the arrangements into which he has entered within the time limit agreed with the companies and the agents.

If the tenant breaches his obligation to cancel a specific legal hypothec of craftsmen and contractors by construction work that he ordered, and this despite a written formal notice, with the fixing of a period by the lessor, the lessor is therefore entitled to terminate the contract for good cause and to claim damages and interest.

If a company mandated by the tenant were to initiate proceedings for the registration of a legal hypothec (craftsmen and contractors), the landlord could terminate the lease with immediate effect, any other measure applicable in this matter being reserved.

15.5     Periodic Inspection of Electrical Installations and Safety Reporting (OLVI)

Periodic inspections of electrical installations and safety reports (OLVI) in the rental property: On the basis of the Electrical Installations Act (EIA), the Swiss Federal Council has decreed that the operator of the must periodically require proof of the safety of electrical installations (hereinafter also referred to: OLVI) for each metering circuit.

As the rental property has been rented and handed over to the lessee in accordance with the basic configuration more precisely defined in the attached interface document, it is mutually agreed to proceed as follows with respect to concerns the provision of the safety report (OLVI):

The lessor shall have the periodic OLVI drawn up within the prescribed time limits by an approved inspection company of its choice. Any defects found will also be professionally repaired on the order of the landlord. All The related costs will ultimately be divided proportionately between the landlord and the tenant in accordance with the Interface document attached to the rental lease according to the definition of the development, based on the safety report (OLVI) and related company invoices. Costs related to defects in installations performed by the tenant (even for those that have not been properly reported), as well as costs related to Equipment and furniture belonging to the tenant are entirely at the expense of the tenant. The tenant undertakes pay the costs incurred in this regard within 30 days of the invoice being issued. The tenant agrees to this with regard to the obligation to cooperate in the implementation of official directives within the time limits set, as well as the submission of the safety report (OLVI) to the network operator within the specified time limit (guarantee of access to the premises concerned, obligation to provide information on the fittings made by the tenant, etc.). If the tenant infringes the provisions of the system operator or the obligation to cooperate, all costs arising therefrom shall be at its expense, even if the system operator or the Federal Inspectorate for Heavy Current Installations sends the invoice to the lessor.

16    Maintenance obligation

16.1     Landlord's maintenance obligation

The landlord is obliged to ensure maintenance according to the conditions set out in the article "Basic developments" (see the paragraph "Adjustments / Basic improvements made by the landlord").

The tenant is obliged to ensure the maintenance of all built-in objects, all installations and all subsequent fittings (see "Tenant Fittings") not included in the "Basic Fittings" and in particular modifications and replacements of installations and equipment (movable or immovable) which the landlord would have subsequently carried out with the agreement of the lessor.

16.2     Tenant's maintenance obligation

In particular, and without taking into account the financial limit indicated above and the origin of the damage, the tenant must bear the following costs: repair and replacement of switches and sockets, hinges, window and door closures, taps, heating system gaskets and straps, tapes and cranks of roller shutters, venetian blinds and sun visors, as well as the removal of sanitary facilities clogs and the periodic cleaning of drains on balconies and terraces to the main pipe.

The tenant shall be charged exclusively with the costs of operation, maintenance, repair and renewal. equipment and installations which he has fitted up on the premises. In the event of defects, deterioration or threatening dangers, the tenant is obliged to inform immediately the landlord (e.g. water damage, defective appliances, appearance of traces of moisture). In the event of non-compliance with this obligation, the tenant is liable for any direct and indirect damage that may arise resulted. The tenant is not entitled to eliminate defects on his own initiative, or even to order work aimed at removing, at the lessor's expense, defects or malfunctions. The expenses incurred by Work that the tenant has carried out without the written approval of the landlord is in any case charged to him. The appropriate measures taken by the tenant in cases of emergency remain reserved.

16.3     Supplementary agreement

The tenant bears the normal maintenance and cleaning of the rented property at his own expense, as well as minor repairs up to CHF 1,500.00 excl. VAT per case.

17    Use of rental items/ Shelters/ Receipt and delivery of goods/ Waste

17.1     Use of rental properties

The tenant is obliged to use the rented property with care, to keep it in perfect condition at all times. cleanliness and to ensure its regular maintenance. He will thus preserve the place with regular ventilation and a temperature adequate ambient erasure. The tenant is responsible for any damage resulting from unregulated use.

Furniture must be placed at least 30 cm away from the insulating glass. It is forbidden to glue elements on the windows or to paint them. If these requirements are not complied with, the accumulated heat will be In the long run, the glass can cause thermal breakage, also known as thermal shock. The lessor denies any responsibility for the in the event of damage to the insulating glass as a result of failure to comply with this instruction.

The tenant must take into account the roommates and neighbours. He is forbidden to use machines, and installations or to carry out professional activities that cause noise, vibration, vapours annoying, bad smells or other emissions. The business activity must respect the opening hours in accordance with local and industry use. The renter ensures that maximum overloads, payloads and suspended loads are not outdated. If necessary (particularly in the case of concentrated charges), the tenant is required to carry out the at his own expense to a verification by a professional. For the protection of floors and possibly to avoid of sound and vibration transmissions, functional wedges should be placed under the fittings heavy. The access path to the building and the courtyard, the corridors of the buildings and cellars, the passageway or other common goods shall not be used for the storage of any objects and goods. The vehicles may only be parked in designated and allocated spaces.

The tenant will immediately clean up all dirt on the periphery on his own initiative and at his own expense, or even in the common areas, caused by its fault, its staff or another third party acting for its account (e.g. delivery of goods).

17.2     Cleaning during the term of the lease

Periodic cleaning of the premises, interior windows as well as inscriptions and illuminated signs is the responsibility of the tenant and must be carried out on his initiative and at his expense.

If common areas of the building are soiled or infected by pests, due to failure to comply with this obligation of the tenant, he will be liable for all direct and indirect damages

If the common areas are available to more than one tenant, the cost of cleaning and replacing the tenants concerned are charged for the use of the equipment concerned, who distribute them proportionally. If they are not in a position to agree on the distribution of costs, the modalities of this distribution will be determined fairly by the landlord and the costs invoiced through the statement of charges.

17.3     Shelters

Shelters used for purposes other than civil protection (stocks, archive rooms, etc.) must be usable for civil protection (within 24 hours), or even within the period prescribed by the authorities. Facilities available in the shelters must not be altered in any way.

17.4     Receiving and Shipping Goods

The reception and dispatch of goods must be carried out with care, and only at the places designated by the by the lessor. Dirt caused by the receipt and dispatch of goods must be removed spontaneously by the tenant, immediately and at his expense. Damage caused must be reported without delay to the landlord who will take care of the necessary repairs at the tenant's expense. For the use of lifts and goods lifts, the requirements therein apply. It belongs to the In particular, it is up to users to comply with the load limits.

17.5     Waste

Waste, regardless of its type, must only be deposited in the places designated by the lessor and in a manner that appropriate. If necessary, the tenant is obliged to acquire suitable containers (containers) and to remove them disposed of regularly in such a way as to allow the evacuation of their contents by the municipal services or any other approved and authorized company.

17.6     Emergency Stairs

Any fire escape should only be used in the event of a fire or emergency. If on this occasion, the cage main staircase is not accessible, it is imperative that the doors leading to the fire escape are always free and kept clear at all times. Any storage of any kind is prohibited in the Emergency exits.

18    Sign / Advertising / Illuminated Inscription

The installation of any advertising process is subject to the agreement of the lessor and to the services competent municipal authorities. Thus, it is only with the prior written authorization of the lessor and in the places that he will have signs, billboards, posters, shop windows, inscriptions and other pro- may be affixed. The installation and operating costs are charged to the tenant. The landlord will determine the type, size, color, shape, and material. It is specified that in the event of work undertaken by the landlord and requiring the temporary or permanent removal of the sign, the tenant bears all the costs thereof including those related to its possible reinstatement. The maintenance of the property is the sole responsibility to the tenant.

When the tenant leaves, he must evacuate, at his own expense, all these advertising media and reinstate, in accordance with the rules of art, the previous state of the premises and areas concerned.

In the absence of any written agreement, the facades are not included in the rental.

19    Subletting

The full or partial subletting of the premises (Article 262 CO) is only permitted with prior consent of the lessor. The request and agreement must be made in writing. The tenant must inform the landlord of the proposed subletting conditions and the identity of the subtenant. After the conclusion of the sublease agreement, A copy should be given to the landlord.

20    Transfer

The transfer of the lease presupposes the written consent of the lessor. Before the conclusion of the agreement on transfer to a third party, the tenant communicates to the landlord his identity and the field of activity. He also handed over to the landlord in copy of all the agreements concluded with the candidate wishing to take over the lease. The landlord must also be informed of the developments, equipment and appliances that may need to be taken back by the third. The latter will then have to take over unreservedly the tenant's obligation at the end of the lease with regard to the return of the premises according to the article "Demolitions". It must also be established, in writing, that the successor adheres to the whole obligations arising from the lease, in addition to the obligation to provide security under the terms of the lease. It will be necessary to add on request, a certificate of creditworthiness from a major Swiss bank or cantonal bank and other documents supporting the conclusion of solvency (balance sheets and profit and loss accounts for the three preceding financial years) for legal persons and sole proprietorships, an extract from the debt collection office, an extract from the Trade register, etc.).

If the landlord gives his consent, the third party is subrogated to the tenant in the tenancy. The transferor, however, remains jointly and severally liable with the third party in accordance with the provisions of Article 263 CO, but not more than 2 years.

In the event of an assignment of the lease, the assigning tenant must pay the lessor's representative the related administrative costs calculated on the basis of an hourly rate of CHF 150.00 (+VAT) but a minimum of CHF 200.00 (+VAT).

21    Right of access, access

The landlord and/or his representative are authorised, with 48 hours' notice, to carry out a visit to the premises during regular business hours. In the absence of the tenant, the keys must be made available. The right of access at any time remains reserved in case of emergency.

22    Insurance / Risk

The landlord insures the building against damage in accordance with the cantonal directives, insofar as it agrees to comply with such directives (insurance obligation). The tenant undertakes to provide proof, at the request of the lessor, to take out civil liability insurance providing for an amount of cover. It is up to the landlord to determine.

The tenant insures at his own expense and for their value, against the risks of fire, explosion, water damage and theft, all his personal property and fittings located in the rented premises or in the building. In particular, he takes at its expense to cover the following risks:

•	Damage to fixed objects, fixtures and furnishings;
•	Risk of glass breakage for all windows and glass (windows, shop windows, glass doors, mirrors, signs, etc.) including inscriptions, etc.) which are part of the leased premises (in the event that insurance to this effect has been concluded by the landlord, the tenant undertakes to reimburse the premium in relation to and for the part that concerns;
•	Water damage;
•	Fire damage;
•	Civil liability of the company director;
•	Occupational accident of personnel;
•	Break-in and theft;
•	Business interruption.

The tenant alone bears the consequences of any non-performance of this obligation to the full discharge of the lessor.

The premium corresponding to the cantonal property insurance for the tenant's fittings is set at the tenant's charge, even when the premium is collected from the owner.

22.1     Amount of Liability Insurance Coverage

The liability insurance cover is set at CHF 8,000,000.00.

23    Return of premises and damage report

The premises must be returned by the expiry date of the lease (until 12.00 p.m. at the latest). If the date of return falls on a Saturday, Sunday or an official holiday, the return must be made on the first working day until 12.00 p.m. at the latest. The tenant is obliged to empty the premises completely by the date of their handover and to clean them thoroughly (especially floors, windows, woodwork, washbasins, light fixtures, cabinets, radiators etc.). It also undertakes to repair the damage caused to the rental property, if it is not normal wear and tear. If the premises are equipped with textile floor coverings, the tenant must have them professionally cleaned in accordance with the for the expiry date of the lease.

The repair and cleaning work to be carried out by the tenant must be undertaken sufficiently so that they are completed on the expiry date of the lease or on the date of early handover of the premises.

Defects and damages found at the end of the rental, for which the tenant is responsible, will be noted in a report of the inventory of fixtures or will be immediately notified to the tenant in writing. The tenant is also responsible for the hidden damage that could not be identified in the inventory of the premises if it is brought to its attention, by immediately after their discovery.

When returning the rental property, the landlord has the right to ask the tenant to participate in the establishment of the property. report of the common inventory of the premises. The landlord is entitled to order, at the tenant's expense, a official inventory report, if the tenant refuses to participate in the reconnaissance of the premises or if it is foreseeable that differences of opinion will arise as to the obligations incumbent on the tenant when returning the object.

24    Permissions

It is the responsibility of the tenant to obtain all necessary authorizations for the use and operation of the leased premises (e.g. permits from the commercial police and the building police) and to bear the associated costs. He will then have to spontaneously give the landlord copies of all the interventions in this regard.

25    Documents digitized by Livit

The tenant acknowledges that Livit digitises (in .pdf format) all documents related to the present Lease, except for those which, by law, must be kept in original or which require a signature holographic. The documents will only be kept and administrated in digitized form. In doing so, Livit guarantees that:

a.             The scanning and destruction of the documents will be carried out by a recognized external service provider and certified according to ISO standards, on behalf of Livit and subject to strict requirements regarding the retention of business secrecy, confidentiality and data protection and who submits to the Livit audits

b.             The digitized version, according to its creation, is carefully checked and compared to the original on paper in order to ensure that the digitization process has been correct; Original documents will not be destroyed only after the expiry of a period of several weeks;

c.             The digitized documents will be administered by means of recognized software which allows in particular the tracing of the (logging) of any activity relating to such documents;

d.             organizational, personal, spatial and IT measures to ensure the security of the digital file have been taken.

The tenant declares that he or she consents to the digitized version of the documents being authentic in the contractual relationship between him and the lessor. It therefore expressly waives the requirement for the presentation of original documents on paper or to object to the use of the digitized version of the documents. When the tenant doubts in a way that the authenticity of the digitized documents, Livit will make available to him, for a fee, proof of authenticity.

26    Durability

The parties jointly pursue the objective of minimising the negative environmental impact emanating from the object of the rental. To this end, they conduct their activities in accordance with the following principles:

•	When building, renovating and equipping the leased property, only materials with the least possible impact on people and the environment.
•	For the installation and replacement of lighting, light sources should be chosen if possible energy-efficient (LEDs, energy-saving lamps or fluorescent tubes).
•	When purchasing new electrical appliances, it is advisable to choose, as far as possible, energy-efficient appliances.
•	Waste must be reduced as much as possible and sorted before disposal (paper/cardboard, glass, aluminium/container) (edible oil, PET, scrap metal, batteries, etc.)
•	When choosing cleaning products, environmentally friendly products that are harmless should be preferred.
•	Unnecessary water consumption should be avoided.
•	The rooms should not be overheated.
•	Rooms should be ventilated intermittently during the heating period. It is also necessary to avoid
•	Leave windows open permanently during the heating period

The tenant acknowledges that the landlord has the right to carry out structural measures both on the building and in the premises rented for the purpose of saving energy and/or water, producing energy or using and managing the property Furniture in a more sustainable way

The tenant agrees that all consumption data (energy, water, etc.) will be recorded in a manner that will be anonymous by the lessor, used for statistical purposes and in this context also made available to third parties. It also agrees that the owner may collect this data from the relevant utilities on its behalf (e.g. the tenant's electricity consumption).

The tenant undertakes to participate, as far as possible, in campaigns and surveys relating to the use of the of the leased object and sustainable energy management, etc.

The tenant undertakes, in the event of an evaluation of the building according to a certification system, to provide the landlord with all information required for this purpose at the time of the first application, to the extent acceptable to the tenant.

The parties mutually commit to exchanging information on sustainability. The parties mean the information and documents (data) that are related to the sustainable use and/or management of the building and the property (data). This includes:

•	energy and water consumption data
•	data on waste generation
•	data collected by service or works providers in the context of the use and/or sustainable management of the property.
•	data on the use of the object, in particular on the number of people, opening hours and Main moments of use
•	the data needed to carry out an energy audit
•	the data necessary to determine the value and/or sustainability properties of the property and the rented object.

The parties undertake to provide such information on a regular basis in an appropriate form, if possible by means of and within a reasonable period of time upon request by the other party. In addition, each party has the right to collect itself information about sustainability and save it anonymously, while supporting each other part as best as possible. In doing so, the parties protect their common interests to the best of their ability.

The following contact persons are responsible for sustainable use and management, as well as the exchange of information relating thereto:

Landlord’s contact person: Head of Sustainability, sustainability@livit.ch

27    Data protection

Livit AG takes the protection of your personal data very seriously and treats it confidentially, in accordance with the legal provisions in force. We provide you with the company names of the persons responsible here. of the data processing and briefly remind you of its purposes.

Data Controllers and Contact Information for the Data Protection Officer

You can find the contact details of the persons responsible here:

Livit AG

Privacy

Altstetterstrasse 124

8048 Zurich

privacy@livit.ch

You can find the contact details of the data protection advisor here:

Cornelius Görts

c/o Swiss Life Asset Managers Deutschland GmbH

Clever Strasse 36

DE-50668 Köln

If you have any questions about data protection, you can contact us at any time and at any time. trust in the managers or the data protection advisor indicated.

Purposes and legal basis on which we process your data We process personal data in accordance with the applicable provisions of the Federal Protection Act (FPA) and other applicable data protection provisions (“data protection").

This processing takes place with a view to fulfilling and performing the contractual relationship between us and you, the tenant, the documentation and archiving obligations applicable under commercial and tax law as well as any other legal obligation in force, or even to the extent that the purposes are obvious in the circumstances.

Transmission of data to the owner

As the manager of the leased real estate, Livit forwards the tenant's data to the landlord or the owner. The latter expressly reserves the right to contact the tenant in connection with the commercial interests of the tenant, of the lessor or owner.

Detailed information on data protection can be found at the following link: www.livit.ch/privacy.

28    Special agreements

a.             Free

It is specified that upon the entry into force of this contract, the landlord grants the tenants, on a completely exceptional basis and Unique, a free rental of the office space of six months of net rent, i.e. from 01.08.2026 to 31.01.2027. The Deposits for charges and ancillary costs, parking spaces, deposit and VAT are due upon arrival in force of the lease.

b.             Ownership

The landlord will pay the tenant a one-time lump sum of CHF 386,250.00 including VAT as a contribution to the work tenant developments. This amount will be paid once the work has been completed, upon presentation of invoices and confirmation of the payment of the latter. The tenant will draw up an invoice for the total amount of work mentioning VAT.

c.             Basic Layout

The premises will be rented in their current state in accordance with the technical description in the appendix to this lease. If the fit-out work by the tenant is subject to authorisation, the tenant is responsible for all procedures and related costs. When the tenant leaves, reference must be made to article 15.3 "Demolitions".

29    Prorogation of jurisdiction

For its validity, any modification or supplement to this contract must be in writing (signatures of both contracting parties). This rule also applies to the repeal of the conditional clause. on the written form.

For all matters not settled under this contract, the provisions of the Swiss Code of obligations and possibly additional legal provisions that apply. The provisions of this contract have priority over local uses formulated differently.

For all disputes arising from this contract, the place of jurisdiction is the place of the leased property; This jurisdiction clause is considered irrevocable, even after the expiry of the contract.

The tenant undertakes to inform the landlord, without having been invited to do so, of all the changes relating to legal form (modification of the company, mergers of companies, etc.) and on the right of signature as well as significant changes in the shareholding structure (30% or more of all shareholdings have been transferred), in writing, attaching an updated extract from the Commercial Register. He is responsible for any consequences resulting from the failure to comply with this obligation.

30    Place of residence

Until its cancellation, notified by registered letter addressed to the lessor, the following address is considered as the tenant's valid place of residence:

Place of residence of the tenant: Esplanade de Pont-Rouge 4-6, 1212 Grand-Lancy

31    Plans

The attached plans, dated 21.01.2026, are an integral part of this lease and are reciprocally signed.

Any deviations in the measurement of surface areas have no effect on the rent.

32    Appendices

The following annexes, given to the tenant and expressly recognized as part of this lease, are also an integral part of this lease. by the parties:

•	Description of the rental property at the beginning of the rental "Basic amenities"
•	General Terms and Conditions for Commercial Premises. 2010 Edition
•	Floor plan

33    Date / Signatures

Several tenants are jointly and severally liable for the obligations arising from the rental lease.

This contract only becomes legally valid with the agreement of all parties. The tenants expressly confirm that They have read and understood the chapter "Digitised files at Livit" as well as the chapter "Data protection" and that they agree with them.

Regardless of the legally valid date of signing of the lease, it is the date of the rental lease 21.01.2026 which applies in the related correspondence

Lessor represented by:	Geneva, 14.01.2026/CLM
Livit AG Real Estate Management

/s/ Patricia Marques	/s/ Manon Carletti
Patricia Marques	Manon Carletti
Group Manager Management	Sales Manager

SEALSQ Corp, Torola (BVI)	Place / Date: Geneva, 29.01.2026
Meyrin branch

/s/ CARLOS MOREIRA	/s/ JOHN O'HARA
Signature	Signature

Name (capital letters) CARLOS MOREIRA	Name (capital letters) JOHN O'HARA

Function (capital letters) CEO	Function (uppercase letters) CFO

WISeKey SA	Place / Date: Geneva, 29.01.2026

/s/ CARLOS MOREIRA	/s/ JOHN O'HARA
Signature	Signature

Name (capital letters) CARLOS MOREIRA	Name (capital letters) JOHN O'HARA

Function (capital letters) CEO	Function (uppercase letters) CFO